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FOR IMMEDIATE RELEASE
From:  Frances B. Emerson
       Honeywell Inc.
       Honeywell Plaza
       Minneapolis, MN 55440
       (612) 951-0072




                       HONEYWELL ACQUISITION OF MEASUREX
                          RECEIVES ANTITRUST CLEARANCE

     MINNEAPOLIS, February 21, 1997 -- Honeywell Inc. (NYSE:HON) today announced that early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to its proposed acquisition of Measurex Corporation was granted by the Department of Justice and the Federal Trade Commission effective as of February 20 and that the HSR Act condition to the completion of the acquisition was therefore satisfied.
     Under the terms of a merger agreement between Honeywell and Measurex, which was approved by the boards of directors of both companies, a wholly owned subsidiary of Honeywell commenced a tender offer on January 27 for all outstanding shares of Measurex at a price of $35.00 per share in cash. The offer is conditioned upon, among other things, there being tendered a number of Measurex shares which is not less than a majority of the shares outstanding on a fully diluted basis. The environmental tests upon which the offer is conditioned have been satisfactorily completed.
     The offer and withdrawal rights will expire at 12:00 midnight EST, on Friday, February 28, 1997, unless the offer is extended. Bear, Stearns & Co. Inc. is serving as dealer manager in connection with the tender offer. Georgeson & Company Inc. Is acting as information agent in connection with the tender offer.
     Honeywell is a global controls company focused on creating value through technology that enhances comfort, improves productivity, saves energy, protects the environment and increases safety. The company services customers worldwide in the homes and buildings, industrial, and aviation and space markets. Honeywell employs 53,000 people in 95 countries, and had 1996 sales of $7.3 billion.


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